FOR IMMEDIATE RELEASE       Contact: David A. Garrison
Website: http://www.arthrt.com        (978) 345-5000
May 15, 2007

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.
ANNOUNCES RESULTS FOR FIRST QUARTER 2007
Fitchburg, MA

Arrhythmia Research Technology, Inc. (the “Company”) (AMEX: HRT) and its wholly owned subsidiary Micron Products, Inc. (“Micron”) reported total revenue of $5,009,000 and net income of $234,000 for the quarter ended March 31, 2007 compared to total revenue of $4,269,000 and net income of $521,000 for the same quarter of 2006. Net income per share for the three months ended March 31, 2007 decreased to $ 0.09 per share from $ 0.20 per share for the same period in 2006.

Total revenue increased by 17% in the quarter ending March 31, 2007 as compared to the same period in 2006. Revenue from Micron’s medical sensors and snaps with silver surcharge decreased $510,000, while high volume precision molded products and other miscellaneous sales increased $90,000 in the quarter. More than half of the decrease in sensors and snaps sales was due to a precipitous drop in European sensor sales, primarily due to excessive customer inventory levels. The remaining decrease was due to the shift of a customer’s orders normally filled by Micron to a competitor due to pricing differences. Revenue from Micron’s New England Molders (“NEM”) division’s custom molded products increased $532,000, and Micron Integrated Technology (“MIT”) division’s sales increased $419,000. The new Leominster Tool division contributed $209,000 to the increase in revenue for the quarter.

The decrease in sensor sales was a driving factor behind the 55% decrease in net income and earnings per share for the quarter ending March 31, 2007 over the same period in 2006. Additionally, in preparation for Sarbanes Oxley Section 404 compliance, the Company is experiencing an increase in expenditures. This includes an enterprise management software system that has been purchased and will be implemented over the next several quarters.

James E. Rouse, the Company’s President and CEO commented, “Although we are very pleased with the increase in revenue, net income and earnings per share suffered as a result of product mix, rising costs, and price erosion in Micron’s sensor product line. European sensor sales were down significantly primarily due to excessive inventory levels which are expected to normalize by the end of the third quarter. Micron also experienced additional reduction in revenue due to the loss of orders from a sensor product line with a North American customer. Although NEM’s custom injection molded products and MIT’s defense related products contributed to higher revenue in the period, the product mix from these divisions are of a lower margin.  Lower manufacturing levels at Micron, which is expected to continue until the fall absent new customers, will be offset somewhat in the coming months by the curtailment of customary overtime costs needed to meet customer demands as well as reduced staffing levels during the period. Implementation of the ERP system, expected to be completed by the start of the fourth quarter, is expected to be a valuable tool in managing resources to meet fluctuating customer needs as well as identifying and stabilizing variable costs.”

The Company, through Micron, manufactures silver plated and non-silver plated conductive resin sensors and distributes metal snaps used in the manufacture of disposable ECG, EEG, EMS and TENS electrodes. Micron’s NEM division manufactures custom injection molded products for medical, electronic, industrial and consumer applications. Micron’s MIT division provides end-to-end product life cycle management through a comprehensive portfolio of value-added services such as design, engineering, prototyping, manufacturing, machining, assembly and packaging. Micron’s Leominster Tool division provides high end mold design and manufacturing for the injection molding industry. The Company’s products also include proprietary signal-averaging electrocardiography (SAECG) software used in the detection of potentially lethal heart arrhythmias.

For more information please visit our websites:
http://www.arthrt.comhttp://www.micronproducts.com
http://www.newenglandmolders.com  http://www.micronintegrated.com
http://www.leominstertool.com

Forward-looking statements made herein are based on current expectations of the Company that involve a number of risks and uncertainties and should not be considered as guarantees of future performance. The factors that could cause actual results to differ materially include: interruptions or cancellation of existing contracts, impact of competitive products and pricing, product demand and market acceptance, risks, the presence of competitors with greater financial resources than the Company, product development and commercialization risks, changing economic conditions in developing countries, and an inability to arrange additional debt or equity financing. More information about factors that potentially could affect the Company's financial results is included in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006.